PROPERTYCLUB, INC.
Statement of Changes in Shareholders' Equity
From January 2, 2018 (Inception) to Decmber 31, 2018
(Unaudited)

	Common Stock		Paid-in-Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, January 2, 2018 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of shares to founders	82,880	8	61,951		61,959
Sale of shares in Regulation CF offering	420	0	25,964		25,964
Net loss				(70,372)	(70,372)
Balance, December 31, 2018	83,300 $	8 $	87,915 $	(70,372) $	17,551